
EXCELLENCE



ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

Adit Laixuthai, Ph.D.
First Senior Vice President

12g3-2(b) File No.82-4922

Ref No. OS.120/2008

April 4, 2008

SUPPL

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
U.S.A.


08001917

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

April 4, 08

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EXCELLENCE

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行



Ref. OS 119/2008

April 3, 2008

To : The President
The Stock Exchange of Thailand

Re: Notification of Resolution of the General Meeting of Shareholders No.96

The Bank held the General Meeting of Shareholders No.96 at the Samanachan Hall, Head Office of the Bank, 1 Soi Kasikornthai, Ratburana Road, Khwaeng Ratburana, Khet Ratburana, Bangkok on Thursday, April 3, 2008. The Meeting has resolved matters as summarized below:

1. The Meeting approved the Minutes of the General Meeting of Shareholders No.95, with the following voting results:
    - For: 1,163,256,462 votes, equal to 99.996 percent of all votes of shareholders who attended and exercised their votes.
    - Against: 51,480 votes, equal to 0.004 percent of all votes of shareholders who attended and exercised their votes.
    - Abstain: 12,755,600 votes.
    - Invalid ballots: - votes.
2. The Meeting acknowledged the Board of Directors' report of the year 2007 operations.
3. The Meeting approved the Balance Sheet and the Statement of Income for the year ended December 31, 2007, with the following voting results:
    - For: 1,137,703,311 votes, equal to 99.991 percent of all votes of shareholders who attended and exercised their votes.
    - Against: 103,330 votes, equal to 0.009 percent of all votes of shareholders who attended and exercised their votes.
    - Abstain: 38,571,594 votes.
    - Invalid ballots: - votes.

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EXCELLENCE



ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

4. The Meeting approved the appropriation of profit from 2007 operating results and dividend payment as follows:
   - Legal reserve Baht 760,000,000.00
   - Dividend on ordinary shares at the rate of Baht 2.00 per share which totaled Baht 4,783,874,946.00, being 31.88 % of the 2007 net profit, of which the Bank has paid interim dividend on September 27, 2007 at the rate of Baht 0.50 per share which totaled Baht 1,193,984,656.50, and will pay the remaining dividend on April 28, 2008 at the rate of Baht 1.50 which totaled Baht 3,589,890,289.50 to shareholders with names registered in the Register of Shareholders on April 17, 2008, at 1200 hours, with the following voting results:
   - For: 1,163,079,503 votes, equal to 99.954 percent of all votes of shareholders who attended and exercised their votes.
   - Against: 533,992 votes, equal to 0.046 percent of all votes of shareholders who attended and exercised their votes.
   - Abstain: 12,796,100 votes.
   - Invalid ballots: 2,000 votes.
5. The Meeting approved the re-election of Mr. Banyong Lamsam, Pol. Gen. Pow Sarasin, Ms. Elizabeth Sam, Mr. Chaisak Saeng-Xuto, Dr. Schwin Dhammanungune and Professor Dr. Pairash Thajchayapong, who were due to retire by rotation, as the Bank's directors for another term, with the following results:

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Directors due to retire	Type of Directorship	Number of votes of shareholders who attended and exercised their votes			
		For (%)	Against (%)	Abstain	Invalid Ballots
1. Mr. Banyong Lamsam	Director with Authorized Signature	1,162,052,945 99.980	230,320 0.020	14,071,020	95,710
2. Pol. Gen. Pow Sarasin	Director with Authorized Signature	1,161,200,865 99.979	243,740 0.021	14,176,180	829,710
3. Ms. Elizabeth Sam	Independent Director	1,161,248,485 99.962	439,880 0.038	14,455,920	306,210
4. Mr. Chaisak Saeng-Xuto	Independent Director	1,161,182,877 99.980	231,220 0.020	14,467,290	569,562
5. Dr. Schwin Dhammanungune	Independent Director	1,161,142,469 99.920	926,120 0.080	14,268,530	116,330
6. Professor Dr. Pairash Thajchayapong	Independent Director	1,152,911,143 99.239	8,836,870 0.761	14,675,537	29,900

6. The Meeting approved the appointment of Professor Dr. Yongyuth Yuthavong, as a Director of the Bank, with the following voting results:
   - For: 1,162,760,450 votes, equal to 99.959 percent of all votes of shareholders who attended and exercised their votes.
   - Against: 475,760 votes, equal to 0.041 percent of all votes of shareholders who attended and exercised their votes.
   - Abstain: 13,213,420 votes.
   - Invalid ballots: 6,820 votes.

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7. The Meeting approved to increase 2008 remuneration for the Board of Directors' Meeting from totaling Baht 1,424,500 per month to Baht 1,769,500 per month. As for remuneration for the Advisory Directors to the Management Committee, the Board Committees, and the Legal Adviser, including the Board of Directors' special bonus, the rate will remain the same as that of 2007, as detailed below:
   - Remuneration for Advisory Directors to the Management Committee totaling Baht 1,018,000 per month;
   - Remuneration for the Audit Committee totaling Baht 231,000 per month;
   - Remuneration for the Corporate Governance Committee totaling Baht 99,000 per month;
   - Remuneration for the Human Resources and Remuneration Committee totaling Baht 99,000 per month;
   - Remuneration for the Legal Adviser at Baht 330,000 per month;
   - The Board of Directors' bonuses at 0.5 percent of dividend, payable at the same time as dividend payment to shareholders.

   The above remuneration will remain effective until a successive Meeting of Shareholders would determine otherwise. As the Annual General Meeting has approved the bonus payment to the Board of Directors at the rate of 0.5% of dividend payment from the year 2007 operations, and the Bank had already paid bonuses and interim dividend payments on September 27, 2007 totaling Baht 5,969,865, the Meeting was therefore requested to consider approving the remaining Board of Directors' bonuses, equivalent to Baht 17,949,509.70, to be paid at the same time as the final dividend payment, with the following voting results:

   - For: 1,153,070,272 votes, equal to 98.012 percent of all votes of shareholders in attendance.
   - Against: 1,698,140 votes, equal to 0.144 percent of all votes of shareholders in attendance.

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EXCELLENCE

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行



- Abstain: 21,686,038 votes, equal to 1.843 percent of all votes of shareholders in attendance.
- Invalid ballots: 2,000 votes, equal to 0.000 percent of all votes of shareholders in attendance.

8. The Meeting approved the appointment of Mr. Winid Silamongkol or Ms.Somboon Supasiripinyo or Mr. Thirdthong Thepmongkorn or Ms. Wilai Buranakittisopon, of KPMG Phoomchai Audit Limited as the Bank's auditors for the year 2008; anyone of them has the authority to audit, prepare and sign the audit report, and fix the audit fees for the year 2008, which totaled Baht 12,080,000. The Meeting also granted the Management Committee the authority to approve any audit fees other than those specified above as deemed appropriate, with the following voting results:
   - For: 1,162,675,860 votes, equal to 99.975 percent of all votes of shareholders who attended and exercised their votes.
   - Against: 286,390 votes, equal to 0.025 percent of all votes of shareholders who attended and exercised their votes.
   - Abstain: 13,492,200 votes.
   - Invalid ballots: 2,000 votes.

Please be informed accordingly.

Yours sincerely,
KASIKORNBANK PCL



(Ms. Tida Samalapa)
Corporate Secretary

Shareholder Service Unit
Office of Corporate Secretary
Tel. 0 2470-3129-30

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